EXHIBIT 21


                            LIST OF SUBSIDIARIES


     The Partnership was a joint venture partner in North Rivers
Market Associates, a general partnership which held title to North Rivers Market shopping center, located in North Charleston,
South Carolina.

     The Partnership was a joint venture partner in Calibre Pointe Associates, a general partnership which held title to Calibre Pointe Apartments, located in Atlanta, Georgia.

     The Partnership was a joint venture partner in JMB/Spring Hill Associates, a general partnership which held title to Spring Hill
Fashion Corner shopping center, located in West Dundee, Illinois.

     Reference is made to the Notes for a summary description of the terms of such partnership agreements.